SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 9, 2012

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1081 KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 9, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 9 October 2012

ING to sell ING Direct UK to Barclays

•	Savings and mortgage business to be transferred to Barclays

•	Expected capital release of approximately EUR 330 million due to RWA release

•	Transaction loss expected of approximately EUR 320 million after tax

•	Impact of transaction on ING’s core Tier 1 ratio capital neutral

ING announced today that it has reached an agreement to sell ING Direct UK to Barclays. The transaction is part of ING’s ongoing evaluation of its portfolio of businesses and is in line with ING’s strategic objective to sharpen the focus of the bank.

Under the terms of the agreement, the £10.9 billion (EUR 13.4 billion at current exchange rates) of savings deposits and £5.6 billion of mortgages (EUR 6.9 billion) of ING Direct UK will be transferred to Barclays, who will eventually integrate these businesses in its UK Retail and Business Banking division.

“ING Direct UK operated in a very competitive market over the past years and I am proud of the excellent customer experience our UK team has built, as proven by the customer satisfaction scores. In Barclays we have found a company who will continue to provide the excellent service our approximately 1.5 million ING Direct customers in the UK have grown accustomed to,” said Jan Hommen, CEO of ING.

Launched in 2003, ING Direct UK is a direct banking platform which offers a focused range of savings and mortgages products to our customers in the UK through secure online and mobile internet channels, supported by call centres in Reading and Cardiff. Over the past years, ING Direct UK has received numerous awards for its products, customer service and employee engagement. At 31 August 2012 ING Direct UK had approximately 750 employees.

The ING Direct units in Australia, Austria, France, Germany, Italy and Spain are not affected by today’s announcement. ING continues to invest to evolve the ING Direct business model, increasing the product offering and extending distribution, while integrating the balance sheet with the rest of ING Bank. The ING Commercial Banking activities in the UK are also not affected by the transaction announced today.

The transfer of ING Direct UK’s savings deposits and mortgages to Barclays will be executed by way of a court approved banking business transfer pursuant to Part VII of the UK Financial Services and Markets Act 2000. The transfer is expected to result in an after tax loss of approximately EUR 260 million.

ING Bank will retain part of the UK investment portfolio of EUR 9 billion as per 31 August 2012 as part of ING Bank’s total investment portfolio. Another part of the UK investment portfolio will mature or be liquidated in the coming months to facilitate the transaction which is expected to result in an after tax loss of approximately EUR 60 million to be reported in the fourth quarter of 2012.

The combined loss for the transfer of the business and the investment portfolio will be offset by an expected total capital release of approximately EUR 330 million due to Risk Weighted Assets release. The total transaction will therefore be capital neutral to ING Bank’s core Tier 1 ratio.

With approximately 140,000 employees and operations in more than 50 countries, Barclays is a major global financial-services provider engaged in personal banking, credit cards,

corporate and investment banking and wealth and investment management. Barclays UK Retail and Business Banking has more than 15 million retail customers and 700,000 business customers across the UK. It offers a wide range of products and services including savings accounts, mortgages, loans and credit cards through online, telephony, mobile and around 1600 branches across the UK.

The transfer of ING Direct UK’s savings deposits and mortgages is subject to various regulatory approvals and is expected to close in the second quarter of 2013. Information relating to the transfer of business pursuant to Part VII of the UK Financial Services and Markets Act 2000 will be sent to ING Direct UK customers in due course and will be made available via www.ingdirect.co.uk.

Press enquiries	Investor Inquiries
Carolien van der Giessen	Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ABOUT ING

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

ING Direct UK is a branch of ING Direct N.V. a wholly owned subsidiary of ING Groep and operates in the UK under a European passport. As such, ING Direct UK is authorised and regulated by De Nederlandsche Bank and eligible deposits fall under the Dutch deposit guarantee scheme. In addition, the UK Financial Services Authority regulates ING Direct UK for the purposes of liquidity, conduct and anti-money laundering.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: October 9, 2012